Exhibit 99.18

Ayr Wellness Reports First Quarter 2021 Results

•	Q1 Revenue up 74% Y/Y to $58.4 Million

•	Q1 Adjusted EBITDA of $20.0 million on an IFRS basis; $18.4 million on a US GAAP basis, up 136% Y/Y

•	US GAAP Operating Loss of $8.4 Million Included Non-Cash and One-Time Expenses of $26.5 Million

•	Closed on Acquisition of Liberty Health Sciences, Adding 42 Sited Retail Dispensaries, the Fourth Largest Footprint in Florida

•	Closed on Arizona and Ohio Acquisitions, Bringing Total Footprint to Six States; Seventh State (New Jersey) Expected to Close this Summer

•	Company Provides 2Q21 Guidance for an estimated $90 Million in Revenue, up Over 218% Y/Y and Over 54% Q/Q, with Adjusted EBITDA Margins in the 30% Range

Toronto, Ontario, May 26, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), is reporting financial results for the three months ended March 31, 2021. Unless otherwise noted, all results are presented in U.S. dollars. As of first quarter 2021, the Company is now reporting in US GAAP.

“Q1 2021 represents the early innings of our 2021 strategic transformation, as we successfully closed on our announced acquisitions as scheduled, starting with the February 25th closing of our acquisition of Liberty Health Sciences, adding the fourth largest retail footprint in Florida,” said Jonathan Sandelman, CEO of Ayr Wellness. “We then closed on our Arizona acquisition at the end of March, adding three dispensaries and a large cultivation expansion in the latest adult-use market to ramp-up in the West. Then we quickly followed that by closing our acquisitions in Ohio, and harvesting our first flower in Pennsylvania, which hit the shelves in our stores earlier this month. We also opened our sixth store in Nevada, the closest dispensary to the Las Vegas airport, just in time for the return of tourism to the state.”

“The results of our successful execution thus far can be seen in our April monthly revenues, which have nearly doubled since January. We expect step function growth across Q2, Q3 and especially Q4 2021, with further milestones reached when additional cultivation projects come on-line and we close our New Jersey acquisition later this summer,” Mr. Sandelman continued.

“We have always invested in building strong foundations for our business. As we expand in seven states, that means 2021 will be a year of investment in our brands. Especially in adult-use markets where merchandising, quality and selection drive consumer behavior, we are putting important resources into elevating and evolving the Ayr Wellness brand. We have partnered with a premier branding company to build the foundations for our national branding strategy – to be cultivators of wellness and creators of wonder with the highest quality flower and a reimagined dispensary design and consumer experience. These investments are expected to drive additional revenue growth in the second half of 2021 and into 2022 and beyond,” Mr. Sandelman concluded.

First Quarter Financial Highlights ($ in millions, excl. margin items; in US GAAP)

	Q1 2020[1]	Q4 2020[1]	Q1 2021	% Change Y/Y	% Change Q/Q
Revenue	$33.6	$47.8	$58.4	74.0%	22.7%
Adjusted Gross Profit	$16.7	$27.5	$31.4	88.4%	14.2%
Operating Income/(Loss)	$(8.6)	$6.7	$(8.4)	NM	NM
Adj. EBITDA	$7.8	$18.6	$18.4	136.0%	(1.1%)
AEBITDA Margin	23.2%	38.9%	31.5%	829 bps	-740 bps

1For comparison purposes, Q1 2020 and Q4 2020 have been restated to be consistent with US GAAP. Adjusted EBITDA and Adjusted Gross Profit are non-GAAP measures. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA, see reconciliation table appended to this release.

Outlook:

Based on the results to date, management is expecting 2Q21 revenue of approximately $90 million, which reflects growth of over 54% quarter-over-quarter and 218% year-over-year. The Adjusted EBITDA margin on a US GAAP basis is expected to remain in the 30% range in Q2, reflecting the investment in new markets and growth projects that are expected to generate more meaningful revenue in the second half of 2021 and in 2022.

The Company is reiterating its target for 2022 revenue of at least $725 million. On a US GAAP-adjusted basis, it is also reiterating its guidance for 2022 Adjusted EBITDA of $300 million, which is comparable to $325 million on an IFRS basisi.

The Company’s expectations for 2Q21 and 2022 are based on US GAAP reporting and the assumptions detailed in the press release dated March 12, 2021 and attached here for reference.

i Under US GAAP, the majority of leases are considered operating leases and expensed as rent through G&A or capitalized as part of COGS. Under IFRS, all capitalized leases were considered financing leases and expensed as Depreciation and Interest. In 2022, the Company estimates this lease adjustment will be approximately $25 million.

Ayr Wellness Footprint (Pro-forma)

	MA	NJ	PA	OH	FL	AZ	NV	TOTAL
Population	6.9 M	9.2 M	12.7 M	11.7 M	21.5 M	7.4 M	3.1 M	72.5 M
Adult Use or Medical	AU	AU	Med	Med	Med	AU	AU	4 AU/ 3 Med
Est. 2021 Market Size[4]	$1 B	$1 B	$1 B	$400 M	$1.5 B	$1 B	$800 M	$6.7 B
Dispensaries:	2 → 4[1]	3	2 → 6	-	35 → 42[2]	3	6	51 → 64
Current → YE 2021
Key Retail Markets	Greater Boston	Central NJ	Pittsburgh Philadelphia	-	Miami Tampa Orlando	Phoenix	Las Vegas Reno
Cultivation-Production:
Current → YE 2022 Sq Ft	50K → 140K	30K → 105K	83K → 253K	9K → 67K	300K	10K → 96K	72K	554K → 1,033K
Employees	260	110	150	10	400	160	490	~1,580
Planned 2021-2022 Cap Exp	$38 M	$15 M	$24 M	$25 M	$24 M	$10 M	<$1M	$136 M

1Includes two co-located AU/Med dispensaries (Somerville and Watertown), one AU-only dispensary in Boston and one Med-only dispensary in Needham

235 currently open, three complete and pending OMMU approval; four are currently under construction

3Source: Arcview, MJBiz Daily, Company estimates

First Quarter Operational Highlights

Nevada Resultsii

•	Average daily retail revenues were over $306,000 in the first quarter; daily transaction volumes of 4,944, with an average ticket of $62 per transaction

•	Retail sales increased 24% year-over-year, driven by a ~26% increase in transaction volumes and ~2% decrease in average ticket

•	Opened sixth dispensary in Nevada, the closest dispensary to the Las Vegas airport

•	Noticeable increase in volume in Nevada market as tourism has begun to return to the state

•	Near completion on 20,000 ft2 processing facility expansion outside of Las Vegas, increasing capacity for manufactured products such as edibles, concentrates and vapes

ii Ayr provides operational services to licensed Nevada establishments under Services and Operations Agreements

Massachusetts Results

•	Average daily retail revenues (medical only) increased to nearly $64,000 in the first quarter; daily transaction volumes of ~405, with an average ticket of $157 per transaction

•	Retail sales increased 77% year-over-year, driven by a ~65% increase in transactions and ~7% increase in average ticket

•	Selling to 93 of the state’s 128 adult-use dispensaries, and Ayr remains a leading wholesaler in the state with a #2 share at retail under its Sira Naturals brand according to BDSA

•	Wholesale revenues ramped to $13.8 million in the quarter, growth of 88% year-over-year reflecting the increase in capacity brought on in May 2020

•	Construction underway on 100,000 ft2 new cultivation and production facility in Milford, MA that will add 75,000 ft2 of new canopy to bring Ayr to the maximum capacity allowed under its state license

Pennsylvania Update

•	Ayr successfully completed its first harvest in Pennsylvania and in May began selling Revel branded flower

•	Volume at the two recently opened Ayr Wellness dispensaries continues to ramp, reaching over $700,000 in monthly sales in April; average ticket is $135

•	Three additional dispensaries are scheduled to open later this summer, with a fourth additional dispensary slated to open by year end bringing the total to six

Arizona Update

•	Ayr closed on the acquisition of its Arizona assets on March 23, 2021

•	Construction on the new 80,0[i]00 ft2 indoor cultivation facility continues to progress toward year-end completion

Florida Update

•	Ayr closed on the acquisition of Liberty Health Sciences on February 25, 2021

•	Since closing, the Company has opened three additional retail locations, bringing total store count to 35, the fourth largest retail footprint in Florida

•	An additional seven stores are expected to open by the end of the year, bringing total to at least 42

•	Modifications and improvements to the 300,000 ft2 greenhouse facility are underway; cultivation yield has improved 60% in the flower rooms already converted

•	The Company has begun construction of 10 acres of outdoor cultivation, expected to be completed in the third quarter 2021

Conference Call

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake and CFO Brad Asher will host the conference call, followed by a question and answer period.

Conference Call Date: Wednesday, May 26, 2021

Time: 5:00 p.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MATTIO Investor Relations at IR@mattio.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available after 8:00 p.m. Eastern time on the same day through June 26, 2021.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 6971

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Consolidated Financial Statements for the quarter ended March 31, 2021 and 2020. Ayr files its annual financial statements on SEDAR and with the SEC. All such financial information contained in this news release is qualified in its entirety by reference to such financial statements.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measure.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjust Gross Profit and other disclosures concerning non-GAAP measures will be provided in our MD&A for the three months ended March 31, 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions

Forward-looking information in this subject to the assumptions and risks as described in our MD&A for March 31, 2021.

Additional Information

For more information about the Company’s 1Q2021 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact :

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

	As of
	March 31, 2021	December 31, 2020
ASSETS
Current
Cash	$195,649,339	$127,238,165
Accounts receivable	5,022,795	3,464,401
Due from related parties	139,759	135,000
Inventory	89,326,546	22,919,605
Prepaid expenses, deposits, and other current assets	7,527,975	5,270,381
	297,666,414	159,027,552
Non-current
Property, plant, and equipment	157,254,186	69,104,080
Intangible assets	749,486,771	252,357,677
Right-of-use assets - operating	63,621,011	22,546,256
Right-of-use assets - finance, net	2,677,372	877,310
Goodwill	192,938,602	57,963,360
Equity investments	514,048	503,509
Deposits and other assets	1,680,316	2,540,674
Total assets	1,465,838,720	564,920,418

LIABILITIES
Current
Trade payables	17,426,643	8,899,786
Accrued liabilities	12,631,570	8,706,813
Lease liabilities - operating - current portion	4,335,403	740,864
Lease liabilities - finance - current portion	539,870	125,440
Purchase consideration payable	5,262,163	9,053,057
Income tax payable	10,249,957	21,379,351
Debts payable - current portion	7,931,362	8,644,633
Accrued interest payable - current portion	4,301,747	-
	62,678,715	57,549,944
Non-current
Deferred tax liabilities	83,132,721	14,677,991
Lease liabilities - operating - non-current portion	61,052,556	23,474,726
Lease liabilities - finance - non-current portion	1,920,234	446,585
Contingent consideration	141,122,422	22,961,411
Debts payable - non-current portion	82,779,133	53,587,948
Senior secured notes - non-current portion	104,014,955	103,652,963
Accrued interest payable - non-current portion	2,794,964	3,301,155
Total liabilities	539,495,700	279,652,723

SHAREHOLDERS' EQUITY (DEFICIENCY)
Multiple Voting Shares: no par value, unlimited authorized. Issued and outstanding - 3,696,486 & 3,696,486 shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares: no par value, unlimited authorized. Issued and outstanding - 47,460,492 & 28,873,641 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 6,347,565 & 2,127,543 shares, respectively	-	-
Additional paid-in capital	1,182,554,596	524,292,741
Treasury stock	(556,899)	(556,899)
Warrant reserve	5,950,859	6,515,753
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(264,871,146)	(248,249,510)
Total shareholders' equity	926,343,020	285,267,695
Total liabilities and shareholders' equity	1,465,838,720	564,920,418

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

	Three Months Ended
	March 31, 2021	March 31, 2020
Revenues, net of discounts	$58,398,323	$33,552,681

Cost of goods sold excluding fair value items	28,140,614	16,867,757
Incremental costs to acquire cannabis inventory in a business combination	5,792,389	-
Cost of goods sold	33,933,003	16,867,757

Gross profit	24,465,320	16,684,924

Expenses
General and administrative	15,812,526	9,296,604
Sales and marketing	743,558	534,598
Depreciation	284,940	159,418
Amortization	4,631,942	2,998,667
Stock-based compensation	8,223,545	12,145,302
Acquisition expense	3,136,976	128,379
Total expenses	32,833,487	25,262,968

Loss from operations	(8,368,167)	(8,578,044)

Other (expense) income
Share of loss on equity investments	(13,071)	(15,126)
Foreign exchange	(19,136)	(2,810)
Fair value loss on financial liabilities	(546,010)	(1,156,071)
Interest expense	(2,752,497)	(541,355)
Interest income	59,400	-
Other	(555)	116,265
Total other expense	(3,271,869)	(1,599,097)

Loss before income tax	(11,640,036)	(10,177,141)

Current tax	(7,052,052)	(4,045,374)
Deferred tax	2,070,452	(89,560)

Net loss	(16,621,636)	(14,312,075)

Foreign currency translation adjustment	-	-

Net loss and comprehensive loss	(16,621,636)	(14,312,075)

Basic and diluted loss per share	(0.38)	(0.53)

Weighted average number of shares outstanding (basic and diluted)	43,989,461	26,889,923

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three Months Ended
	March 31, 2021	March 31, 2020
Operating activities
Net loss	$(16,621,636)	$(14,312,075)
Adjustments for:
Net fair value loss on financial liabilities	546,010	1,156,071
Stock-based compensation	8,223,545	12,145,302
Depreciation	1,338,462	431,581
Amortization on intangible assets	6,137,644	3,378,667
Share of loss on equity investments	13,071	15,126
Incremental costs to acquire cannabis inventory in a business combination	5,792,389	-
Deferred tax (benefit) expense	(2,070,452)	89,560
Amortization on financing costs	405,059	-
Interest accrued	3,778,173	371,550
Changes in non-cash operations, net of business acquisition:
Accounts receivable	(1,525,907)	2,127,509
Inventory	(8,281,309)	(3,686,298)
Prepaid expenses and other assets	2,759,690	(221,876)
Trade payables	(673,733)	2,279,780
Accrued liabilities	(4,946,187)	(771,113)
Lease liabilities - operating	23,405	31,017
Income tax payable	(14,842,706)	4,045,374
Cash (used in) provided by operating activities	(19,944,482)	7,080,175

Investing activities
Purchase of property, plant, and equipment	(12,994,107)	(4,434,196)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(12,684,196)	-
Cash paid for business combinations and asset acquisitions, working capital	(3,790,894)	-
Payments for interests in equity accounted investments	(109,700)	-
Advances to related corporation	(4,759)	-
Deposits for business combinations	(1,450,000)	-
Cash used in investing activities	(31,033,656)	(4,434,196)

Financing activities
Proceeds from exercise of Warrants	4,291,891	-
Proceeds from equity offering, net of expenses	118,052,400	-
Payments of financing costs	(43,067)	-
Repayments of debts payable	(2,536,003)	(806,488)
Repayments of lease liabilities - finance (principal portion)	(375,909)	-
Repurchase of Subordinate Voting Shares	-	(307,442)
Cash provided by (used in) financing activities	119,389,312	(1,113,930)

Net increase in cash	68,411,174	1,532,049
Effect of foreign currency translation	-	-
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	195,649,339	9,935,245

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Adjusted EBITDA Reconciliation

(Expressed in United States Dollars)

	Three Months ended March 31,
	2021	2020
Loss from operations	(8,368,167)	(8,578,044)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	5,792,389	-

Interest	244,286	116,646
Depreciation and amortization (from statement of cash flows)	7,476,106	3,810,248
Acquisition costs	3,136,976	128,379
Stock-based compensation expense, non-cash	8,223,545	12,145,302
Start-up costs[1]	1,622,959	-
Other non-operating[2]	285,955	181,112
	26,782,216	16,381,687

Adjusted EBITDA (non-GAAP)	18,414,049	7,803,643

2 Other non-operating adjustments made to exclude the impact of non-recurring items

	Three Months ended March 31,
	2021	2020
Gross Profit	24,465,320	16,684,924

Incremental costs to acquire cannabis inventory in business combination	5,792,389
Start-up costs (within COGS)	1,180,166
	6,972,555	-

Adjusted Gross Margin (non-GAAP)	31,437,875	16,684,924